UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2007

LEADING BRANDS, INC.
(Translation of registrant's name into English)

Suite 1800 – 1500 West Georgia Street
Vancouver, British Columbia V6G 2Z6 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X ] Form 20-F   [               ] Form 40-F

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [               ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	News Release Dated June 8, 2007

99.2	News Release Dated June 18, 2007

99.3	News Release Dated June 26, 2007

99.4	Reporting of Voting Results

99.5	Quarterly Financial Report for the Period Ended May 31, 2007

99.6	Management's Discussion and Analysis for the Period Ended May 31, 2007

99.7	Form 52-109F2 - Certification of Interim Filings - CEO

99.8	Form 52-109F2 - Certification of Interim Filings - CFO

99.9	News Release Dated July 2, 2007

99.10	News Release Dated July 5, 2007

99.11	News Release Dated July 6, 2007

99.12	Material Change Report dated July 2, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Leading Brands, Inc.
(Registrant)

Date: July 9, 2007	By:	/s/ Marilyn Kerzner
Marilyn Kerzner
	Title:	Director of Corporate Affairs